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FEB 28 2017

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17005099

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allianz Life Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis	MN	55416-1297
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer D. Presnell 763-765-2816
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center, 90 South 7th Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer D. Presnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allianz Life Financial Services, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MOLLY FRAZIER
Notary Public
State of Minnesota
My Commission Expires
January 31, 2020

J Presnell
Signature

Chief Financial Officer
Title

Molly [signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Governors
Allianz Life Financial Services, LLC:

We have audited the accompanying statement of financial condition of Allianz Life Financial Services, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allianz Life Financial Services, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 2400.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Minneapolis, Minnesota
February 24, 2017

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash and cash equivalents	$	806,192
Securities owned, at fair value		36,901,325
Accrued interest receivable		254,768
Receivables from affiliates, net		24,272,577
Other assets		200,503
Total assets	$	62,435,365
Liabilities and Member's Equity		
Liabilities:		
Payable to broker-dealers, net	$	24,700,660
State taxes and fees payable		12,590
Accrued expenses		4,600
Total liabilities		24,717,850
Member's equity		37,717,515
Total liabilities and member's equity	$	62,435,365

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Operations

Year ended December 31, 2016

Revenues:		
Revenue from the sale of variable contracts	$	235,437,055
12b-1 fees earned		52,322,764
Marketing stipend		15,268,725
Investment income		642,806
Loss on firm securities trading accounts		(89,217)
Total revenues		303,582,133
Expenses:		
Commission paid to other broker-dealers		235,437,055
Salaries and employee benefit charges		28,640,543
Marketing		16,184,190
Other expenses		9,856,503
Total expenses		290,118,291
Income from operations		13,463,842
Reimbursement of excess of revenues over expenses to affiliates		(13,553,059)
Net loss	$	(89,217)

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2016

Balance at December 31, 2015	$	37,806,732
Net loss		(89,217)
Balance at December 31, 2016	$	37,717,515

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Cash Flows

Year ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(89,217)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization of securities owned		120,557
Loss on firm securities trading accounts		89,217
Change in:		
Accrued interest receivable		(439)
Receivables from affiliates, net		1,862,427
Other assets		(50,610)
Payable to broker-dealers, net		(1,708,831)
Net cash provided by operating activities		223,104
Cash and cash equivalents, beginning of year		583,088
Cash and cash equivalents, end of year	$	806,192

See accompanying notes to financial statements.

(1) Nature of Business and Significant Accounting Policies

(a) Description of the Company

Allianz Life Financial Services, LLC (the Company) is a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life). Allianz Life is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), which is a wholly owned subsidiary of Allianz Europe, B.V. Allianz Europe, B.V. is a wholly owned subsidiary of Allianz SE, which is a European company registered in Munich, Germany.

The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and operates as a wholesale broker-dealer. It is organized under the laws of Minnesota as a limited liability company. The Company is the distributor of variable annuity products for Allianz Life and Allianz Life Insurance Company of New York (Allianz of New York), a wholly owned subsidiary of Allianz Life. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Allianz Life. The Company does not carry or hold securities for customer accounts.

(b) Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts held in depository institutions and investment in short-term money market funds.

Securities Owned

Investments recorded by the Company are proprietary securities held as investments for its own account. In accordance with specialized accounting for broker-dealers, investments in these securities are recorded on trade-date and are measured initially and subsequently reported at fair value. Accordingly, the investments in these securities are measured at fair value as determined by published quotations. All subsequent gains and losses, both realized and unrealized, are reflected in Loss on firm securities trading accounts in the Statement of Operations on a net basis. The Company records interest received on its fixed-maturity securities accounts in Investment income in the Statement of Operations.

Other Assets

Deposits paid to the Financial Industry Regulatory Authority, Inc. (FINRA) for advertising and representative fees are recorded as a prepaid asset and expensed as incurred. At December 31, 2016, $200,503 has been recognized as a prepaid expense within Other assets on the Statement of Financial Condition.

Revenues and Expenses

Revenue from sales of variable contracts is recorded monthly, when earned. This revenue is earned as the related premium is recorded by Allianz Life and Allianz of New York for single commission or, over time, based on initial sale and subsequent retention of variable annuities for trail commissions determined by assets under management. Commission expense is recognized in the same manner as the related income is earned.

12b-1 fee revenue is recorded monthly based on a percentage of Allianz Life and Allianz of New York assets under management by certain fund companies.

Distribution expenses are allocated from Allianz Life and Allianz of New York and recognized in the same manner as the related income is earned.

Marketing stipend revenue from sales of variable products is recorded monthly based on the assets under management and sales of products by certain broker-dealers. Related marketing expense is recognized in the same manner as the income is earned. The Company has agreements set up with retail broker-dealers to facilitate distribution of the variable product line. These agreements generally contain fees paid by the Company to the retail broker-dealers as a marketing stipend that is to be used for promotional costs.

Income Taxes

The Company is a single-member limited liability company treated as a disregarded entity pursuant to the Internal Revenue Service's "check-the-box" regulations. While the Company is not liable to file any tax returns with the Internal Revenue Service, its attributes are included in the AZOA federal income tax return. If the Company were to file a federal income tax return on a "stand-alone basis," the Company would incur tax expense of $261,683.

The Company is required by the State of California to pay an $800 annual tax for doing business in the state and paid a fee of $11,790 based on annual income apportioned to California. These expenses are included in Other expenses in the Statement of Operations.

The Company had no unrecognized tax benefits as of January 1, 2016 and December 31, 2016. The Company does not expect any significant changes related to unrecognized tax benefits during the next 12 months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in federal income tax expense. As of December 31, 2016, the Company has not recognized any interest and penalties.

(c) Recently Issued Accounting Pronouncements – Adopted

In August 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-15, Presentation of Financial Statements - Going Concern, to provide guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The amendments in this update are intended to reduce diversity in the timing and content of footnote disclosures. Additional disclosures are required if the Company believes there is substantial doubt about the entity's ability to continue as a going concern. The amendments in this update are effective for fiscal years ending after December 15, 2016 and for annual and interim periods thereafter. The amendments in this update do not have an impact on the Financial Statements as management believes there is not substantial doubt the entity's ability to continue as a going concern.

In December 2016, the FASB issued ASU 2016-19, Technical Corrections and Improvements, to make various minor changes and improvements to various sections of accounting guidance within the Accounting Standards Codification (Codification). The FASB did not anticipate that these amendments would affect current accounting practice. The amendments are intended to simplify and improve the readability of select guidance and in particular result in clarification of glossary terms. The majority of the amendments in this update are effective immediately. The amendments in this update do not have an impact on the Financial Statements.

(d) Recently Issued Accounting Pronouncements – To Be Adopted

The FASB issued the following updates as part of their comprehensive new revenue recognition standard:

- ASU 2014-09, Revenue from Contracts with Customers. This update defines the new standard for recognizing revenue from contracts when goods and services are transferred to a customer in exchange for payment. The model requires 1) identifying contracts with a customer; 2) identifying separate performance obligations; 3) determining the transaction price; 4) allocating the transaction price to the separate performance obligations; and 5) recognizing revenue when (or as) the entity satisfies a performance obligation. The revenue recognition standard does not apply to financial instruments. However, the standard will require significantly more disclosures about items that are recorded under the new revenue recognition model. The amendments in this update are effective for fiscal years beginning after December 15, 2017.
- ASU 2016-08, Revenue Recognition - Principal versus Agent (reporting revenue gross versus net). This update adds clarifications to the principal versus agent guidance contained within ASU 2014-09 and provides guidance to aid in the assessment of control. Under the new guidance, an entity that controls the specified good or services before it is transferred to a customer is considered a principal and will recognize revenue on a gross basis. The amendments in this update are effective concurrently with ASU 2014-09.
- ASU 2016-12, Revenue Recognition - Narrow-scope Improvements and Practical Expedients. This update provides clarifying guidance impacting several areas of the new standard, including noncash consideration and assessing collectability. The amendments in this update are effective concurrently with ASU 2014-09.

- ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. This update makes various minor clarifications to the guidance issued in ASU 2014-09. The amendments in this update are effective concurrently with ASU 2014-09.

Currently, fee and commission income is recognized upon completion of the service and is recorded in Revenue from the sale of variable contracts in the Statement of Operations. Under the new standard, the Company will be required to recognize fee and commission income when the intermediary has satisfied its performance obligation (provision of placement services) and the customer has contractually agreed to the terms of the insurance policy so long as it is probable that the agreement will not be subject to reversal. The new standard will result in an acceleration in revenue recognition for certain commission and fees compared to the current method, which requires revenue recognition when it is earned and realized/realizable including consideration of when it is fixed or determinable. In addition, fund administrative fees are currently recognized periodically over the respective investment period for which the services are performed and are recorded in 12b-1 fees earned and Marketing stipend in the Statement of Operations. The new standard does not impose a change to the Company's current recognition of fund administrative fees. Further, revenue is currently recognized on a gross basis as earned as the Company maintains control of the good or service before it is transferred. The amendments related to principal versus agent considerations do not impose a change to this recognition.

The Company continues to evaluate the impact of the update and respective amendments, but does not expect a material impact on revenue.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, to make various targeted improvements to the accounting for financial instruments, especially equity investments. In particular, the amendments in this update provide improvements to recognition, measurement, presentation, and disclosure guidance. The amendments in this update are effective for fiscal years beginning after December 15, 2017 and interim periods thereafter. The Company is currently assessing the impact of the amendments in this update.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, to replace the existing incurred loss impairment model with a new methodology that reflects expected credit losses and requires the entity to consider more information to develop credit loss estimates. The amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted after December 15, 2018. The Company is currently assessing the impact of the amendments in this update.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, to clarify or provide additional guidance regarding eight specific cash flow issues. These issues address 1) debt prepayment or debt extinguishment costs; 2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; 3) contingent consideration payments made after a business combination; 4) proceeds from the settlement of insurance claims; 5) proceeds from the settlement of corporate-owned life insurance policies,

including bank-owned life insurance policies; 6) distributions received from equity method investees; 7) beneficial interests in securitization transactions; and 8) separately identifiable cash flows and application of the predominance principle. The amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is currently assessing the impact of the amendments in this update.

(2) Fair Value Measurements

The Fair Value Measurements and Disclosures topic of the Codification establishes a fair value hierarchy that prioritizes the inputs used in the valuation techniques to measure fair value.

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 – Valuations derived from techniques that utilize observable inputs, other than quoted prices included in Level 1, which are observable for the asset or liability either directly or indirectly, such as:

(a) quoted prices for similar assets or liabilities in active markets.

(b) quoted prices for identical or similar assets or liabilities in markets that are not active.

(c) inputs other than quoted prices that are observable.

(d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Valuations derived from techniques in which the significant inputs are unobservable. Level 3 fair values reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The Company has analyzed the valuation techniques and related inputs, evaluated its assets and liabilities reported at fair value, and determined an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Based on the results of this evaluation and investment class analysis, each valuation was classified into Level 1, 2, or 3.

The following table presents the assets measured at fair value on a recurring basis and their corresponding fair value hierarchy at December 31, 2016:

	Total	Level 1	Level 2	Level 3
Assets accounted for at fair value:				
Investment in U.S. Treasury notes	$ 36,901,325	36,901,325	—	—
Total assets accounted for at fair value	$ 36,901,325	36,901,325	—	—

The following is a discussion of the methodologies used to determine fair values for the financial instruments listed in the above table. These fair values represent an exit price (i.e., what a buyer in the market place would pay for a security in a current sale or charge to transfer a liability).

(a) Valuation of U.S. Treasury Notes

The fair value of U.S. Treasury notes is based on quoted market prices for identical securities. Management is responsible for establishing and maintaining adequate internal controls to prevent or detect material misstatements related to fair value measurements and disclosures. Management has reviewed the pricing sources and noted that all are actively traded in quoted markets and are appropriately classified as Level 1.

(b) Transfers

The Company reviews its fair value hierarchy classifications annually. Changes in the observability of significant valuation inputs identified during this review may cause reclassification of fair value hierarchy levels of financial assets and liabilities. These reclassifications are reported as transfers into/out of the various levels at the end of the period in which the change occurs. The Company has no Level 3 financial assets or liabilities. In addition, there were no transfers into/out of Levels 1 and 2.

(c) Nonrecurring Fair Value Measurements

Occasionally, certain assets and liabilities are measured at fair value on a nonrecurring basis (e.g., impaired assets). At December 31, 2016, there were no assets or liabilities reported at fair value on a nonrecurring basis.

(3) Transactions with Related Parties

For the year ended December 31, 2016, the Company earned commission revenues of $213,829,743 and $21,607,312 from Allianz Life and Allianz of New York, respectively. Under the Broker-Dealer Agreements, commissions and marketing allowance due to broker-dealers are paid by Allianz Life and Allianz of New York on behalf of the Company. At December 31, 2016, the Company had a payable due to broker-dealers of $24,700,660 with corresponding receivables of $22,953,283 and $1,747,377 from Allianz Life and Allianz of New York, respectively, for commission revenue and marketing stipend reflected in Receivables from affiliates, net on the Statement of Financial Condition.

The Company has no employees. Management agreements entered into by and between the Company and Allianz Life and Allianz of New York exist, whereby all other expenses incurred by Allianz Life and Allianz of New York on behalf of the Company are allocated to the Company, including salaries, employee benefits, operating costs, and administrative services incurred by Allianz Life and Allianz of New York on behalf of the Company. During 2016, $39,412,512 was allocated to the Company using an allocation method developed by management of Allianz Life and Allianz of New York.

Under these same agreements with the Company, all 12b-1 fees are assigned by the Company to Allianz Life and Allianz of New York. Additionally, all commissions or other fees similar to 12b-1 fees related to Allianz Life and interest income received on securities owned is assigned by the Company to Allianz Life. Allianz Life and Allianz of New York have also agreed to reimburse the

Company for the excess of expenses over revenues, exclusive of gains or losses on firm securities trading accounts. The Company records the net impact of the assignment of fees and interest receivable and the reimbursement of expenses in Reimbursement of excess of revenues over expenses to affiliates in the Statement of Operations. For the year ended December 31, 2016, total revenues exceeded expenses and the Company recorded a reimbursement to Allianz Life from the Company of $13,636,836 under this agreement. For Allianz of New York, total expenses exceeded revenues for the year ended December 31, 2016 and the Company recorded a receivable due from Allianz of New York of $83,777 under this agreement. The net balance due to Allianz Life and Allianz of New York was $440,583 and $0, respectively, and netted by legal entity, within Receivables from affiliates, net on the Statement of Financial Condition.

The Company maintains a selling agreement with Questar Capital Corporation, a wholly owned subsidiary of Allianz Life. For the year ended December 31, 2016, the selling agreement resulted in $3,037,674 of commission expense and $47,280 of marketing expense for the Company.

For the year ended December 31, 2016, the Company earned administrative fees of $50,000 from Allianz Life Advisers, LLC, a wholly owned subsidiary of Allianz Life. The amount is included in the 12b-1 fees earned in the Statement of Operations. The Company has receivables of $12,500 related to this agreement reflected in Receivables from affiliates, net on the Statement of Financial Condition at December 31, 2016. In addition, for the year ended December 31, 2016, the Company earned 12b-1 fees of $38,515,560 from proprietary funds of affiliated companies. The amount is included in the 12b-1 fees earned in the Statement of Operations.

(4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), and is required to maintain minimum net capital of $1,647,857 as of December 31, 2016. At December 31, 2016, the Company had net capital of $12,528,870, which was $10,881,013 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.97:1 at December 31, 2016. The complete computation of net capital and aggregate indebtedness under Rule 15c3-1 is located at Schedule I.

(5) Rule 15c3-3 Exemption

The Company does not accept or hold customer funds or accept or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(1). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(6) Commitments and Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or results of the Company.

The financial services industry, including distribution companies, has been the subject of increasing scrutiny by regulators, legislators, and the media over the past few years. As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's business remains elevated. From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. The Company is cooperating with regulators in responding to these requests. In certain instances, these examinations may lead to regulatory enforcement referrals, which may have a material adverse effect on the Company. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals.

(7) Subsequent Events

No material subsequent events have occurred since December 31, 2016 through February 24, 2017, the date at which the financial statements were issued, that would require adjustment to the financial statements.

Schedule I

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016

Member's equity	$	37,717,515
Deduct – nonallowable assets:		
Receivable from affiliates, net		24,272,577
Other assets		200,503
Net capital before haircuts on securities positions		13,244,435
Haircuts on exempted securities owned and money market funds		715,565
Net capital		12,528,870
Minimum capital required to be maintained (greater of 6 2/3% of aggregate indebtedness or $5,000)		1,647,857
Net capital in excess of requirement	$	10,881,013
Aggregate indebtedness	$	24,717,850
Ratio of aggregate indebtedness to net capital		1.97 : 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the unaudited Part II of Form X-17A-5 filed on January 26, 2017, and the above audited computation.

See accompanying report of independent registered public accounting firm.

Schedule II

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Computation for the Determination of the Customer Account Reserve
Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

See accompanying report of independent registered public accounting firm.

Schedule III

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Information Relating to Possession or Control
Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

See accompanying report of independent registered public accounting firm.